UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

January 27, 2026

Date of Report (Date of earliest event reported)

Civitas Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. employer identification number)

555 17th Street, Suite 3700

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

(303) 293-9100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.01 per share	CIVI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On January 27, 2026, Civitas Resources, Inc. (the “Company” or “Civitas”) held a special meeting of stockholders (the “Special Meeting”) in connection with its previously announced pending merger with SM Energy Company (“SM Energy”). As of the close of business on December 17, 2025, the record date for the Special Meeting, there were 85,318,697 shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) issued and outstanding, each of which entitles the record holder thereof to one vote on each proposal considered at the Special Meeting. A total of 70,730,026 shares of Common Stock, or approximately 82.9% of the shares eligible to vote at the Special Meeting, were present in person or by proxy at the Special Meeting, constituting a quorum. The proposals that were considered and voted upon at the Special Meeting are described in further detail in the Company’s definitive proxy statement on Schedule 14A, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2025. The final certified voting results on such proposals were as follows:

1.	Stockholders approved a proposal to adopt the Agreement and Plan of Merger, dated as of November 2, 2025 (the “Merger Agreement”), by and among SM Energy, Cars Merger Sub, Inc., a direct wholly owned subsidiary of SM Energy (“Merger Sub”), and the Company, pursuant to which (i) Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of SM Energy (the “first merger” and the surviving entity, the “first surviving corporation”), and (ii) immediately following the first merger, the first surviving corporation will merge with and into SM Energy, with SM Energy continuing as the surviving corporation (together with the first merger, the “mergers”) and each share of Common Stock will be converted into the right to receive 1.45 shares of common stock, par value $0.01 per share, of SM Energy. The voting results were as follows:

For	Against	Abstentions	Broker Non- Votes
69,136,817	1,304,552	288,657	0

2.	Stockholders approved, on a non-binding advisory basis, the compensation that may be paid or become payable to the Company’s named executive officers in connection with the mergers. The voting results were as follows:

For	Against	Abstentions	Broker Non- Votes
60,434,236	9,889,615	406,175	0

Item 7.01. Regulation FD Disclosure.

On January 27, 2026, the Company and SM Energy issued a joint press release announcing the results of their respective stockholder meetings and the expected closing date of the mergers. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 to this Current Report on Form 8-K, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address events or developments that SM Energy and the Company expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Current Report on Form 8-K include, but are not limited to, statements regarding the mergers, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K. These include the expected timing and likelihood of completion of the mergers, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the mergers in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the mergers, the risk that any announcements relating to the mergers could have adverse effects on the market price of SM Energy’s common stock or the Company’s Common Stock, the risk that the mergers and their announcement could have an adverse effect on the ability of SM Energy and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending mergers could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond SM Energy’s or the Company’s control, including those detailed in SM Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at sm-energy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on the Company’s website at ir.civitasresources.com/investor-relations and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that SM Energy and the Company believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by SM Energy and the Company in light of their perceptions of current conditions, expected future developments, and other factors that SM Energy and the Company believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this Current Report on Form 8-K speak as of the date of this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the mergers, SM Energy has filed with the SEC a registration statement on Form S-4 (No. 333-291956) (the “Registration Statement”) that includes a joint proxy statement of SM Energy and the Company and a prospectus of SM Energy (the “Joint Proxy Statement/Prospectus”). Each of SM Energy and the Company may also file other relevant documents with the SEC regarding the mergers. This Current Report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that SM Energy or the Company, as applicable, may file with the SEC in connection with the mergers. The Registration Statement was declared effective on December 19, 2025, and SM Energy filed a prospectus on December 22, 2025 and the Company filed a definitive proxy statement on December 22, 2025. SM Energy and the Company commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective security holders on or about December 22, 2025. INVESTORS AND SECURITY HOLDERS OF SM ENERGY AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY, THE COMPANY, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus, as well as other filings containing important information about SM Energy, the Company and the mergers, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by SM Energy are available free of charge on SM Energy’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at https://ir.civitasresources.com/investor-relations. The information included on, or accessible through, SM Energy’s or the Company’s website is not incorporated by reference into this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Joint Press Release of SM Energy Company and Civitas Resources, Inc., dated January 27, 2026.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIVITAS RESOURCES, INC.

Date: January 27, 2026	By:	/s/ Adrian Milton
	Name:	Adrian Milton
	Title:	Senior Vice President, General Counsel and Assistant Corporate Secretary